Exhibit 99.1

PolyPid Secures $26.7 Million Through Warrant Exercise Following Successful SHIELD II Phase 3 Trial Results

●	The Company Anticipates that with this Additional Funding, PolyPid’s Runway would be Extended beyond Anticipated U.S. Food and Drug Administration (“FDA”) Approval of D-PLEX₁₀₀.

●	The Company Recently Announced Successful Topline Results from its Phase 3 SHIELD II Trial; D-PLEX₁₀₀ Demonstrated a Statistically Significant Reduction in Surgical Site Infections (“SSIs”) and Successfully Met the Study’s Primary Endpoint and all Key Secondary Endpoints.

PETACH TIKVA, Israel, June 16, 2025 -- PolyPid Ltd. (Nasdaq: PYPD) (“PolyPid” or the “Company”), a late-stage biopharma company aiming to improve surgical outcomes, today announced that following its recently announced successful SHIELD II phase 3 topline results, it has secured additional funding through the exercise of warrants with aggregate gross proceeds of $26.7 million. The Company anticipates that with this additional funding, PolyPid’s runway would be extended beyond anticipated FDA approval of D-PLEX100.

The funding was secured through new agreements the Company has entered into with certain holders of its existing warrants for the immediate exercise of certain outstanding warrants to purchase up to an aggregate of 7,626,514 ordinary shares, no par value, of the Company originally issued in January 2024 and December 2024. As part of the new agreements, the warrants will be exercised at a price of $3.50 per share. The aggregate gross proceeds from the exercise of the existing warrants are expected to total $26.7 million.

In consideration for the immediate exercise of the warrants for cash, the Company will issue 7,626,514 new unregistered warrants to purchase ordinary shares. The new warrants will be exercisable for an aggregate of up to 7,626,514 ordinary shares, at an exercise price of $4.50 per share and will be immediately exercisable upon issuance and for a term of two years from the issuance date. As part of the terms of the financing, it has been agreed that if the holder transfers/sells any of the shares acquired upon exercise of the existing warrants prior to the expiration or exercise of the new warrants, the new warrants shall immediately and automatically terminate and be forfeited with respect to the corresponding number of shares sold, unless such new warrants are concurrently exercised.

The transaction is expected to close on or about June 18, 2025, subject to satisfaction of customary closing conditions. PolyPid intends to use the net proceeds from the offering for its new drug application (“NDA”) submission, launch preparations, working capital and general corporate purposes.

The new warrants described above were offered in a private placement pursuant to under Section 4(a)(2) of the Securities Act of 1933, as amended (the “1933 Act”) and, along with the ordinary shares issuable upon their exercise, have not been registered under the 1933 Act, and may not be offered or sold in the United States absent registration with the Securities and Exchange Commission (“SEC”) or an applicable exemption from such registration requirements. The Company has agreed to file a registration statement with the SEC covering the resale of the ordinary shares issuable upon exercise of the new warrants.

This press release shall not constitute an offer to sell or a solicitation of an offer to buy nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction.

About D-PLEX100

D-PLEX100, PolyPid’s lead product candidate, is designed to provide local prolonged and controlled anti-bacterial activity directly at the surgical site to prevent SSIs. Following the administration of D-PLEX100 into the surgical site, the PLEX (Polymer-Lipid Encapsulation matriX) technology pairs with Active Pharmaceutical Ingredients, enabling a prolonged and continuous release of the broad-spectrum antibiotic doxycycline, resulting in a high local concentration of the drug for a period of 30 days for the prevention of SSIs, with additional potential to prevent SSIs caused by antibiotic-resistant bacteria at the surgical site. D-PLEX100 received Breakthrough Therapy designation from the U.S. Food and Drug Administration for the prevention of SSIs in patients undergoing elective colorectal surgery. PolyPid recently announced successful topline results from its Phase 3 SHIELD II trial. In this study, D-PLEX₁₀₀ demonstrated a statistically significant reduction in SSIs and successfully met the study’s primary endpoint and all key secondary endpoints.

About PolyPid

PolyPid Ltd. (Nasdaq: PYPD) is a late-stage biopharma company aiming to improve surgical outcomes. Through locally administered, controlled, prolonged-release therapeutics, PolyPid’s proprietary PLEX (Polymer-Lipid Encapsulation matriX) technology pairs with Active Pharmaceutical Ingredients (APIs), enabling precise delivery of drugs at optimal release rates over durations ranging from several days to months. PolyPid’s lead product candidate, D-PLEX100, demonstrated a statistically significant reduction in SSIs and successfully met the primary endpoint and all key secondary endpoints in the SHIELD II Phase 3 clinical trial. In addition, the Company is currently in preclinical stages to test the efficacy of OncoPLEX for the treatment of solid tumors, beginning with glioblastoma.

For additional Company information, please visit http://www.polypid.com and follow us on Twitter and LinkedIn.

Forward-looking Statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act and other securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, the Company is using forward-looking statements when it discusses its expected cash runway, the expected closing date of the warrant inducement transaction, the use of proceeds, potential NDA submission and potential clinical benefits of D-PLEX100, including safety and efficacy. Forward-looking statements are not historical facts, and are based upon management’s current expectations, beliefs and projections, many of which, by their nature, are inherently uncertain. Such expectations, beliefs and projections are expressed in good faith. However, there can be no assurance that management’s expectations, beliefs and projections will be achieved, and actual results may differ materially from what is expressed in or indicated by the forward-looking statements. Forward-looking statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the forward-looking statements. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the SEC, including, but not limited to, the risks detailed in the Company’s Annual Report on Form 20-F filed on February 26, 2025. Forward-looking statements speak only as of the date the statements are made. The Company assumes no obligation to update forward-looking statements to reflect actual results, subsequent events or circumstances, changes in assumptions or changes in other factors affecting forward-looking information except to the extent required by applicable securities laws. If the Company does update one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect thereto or with respect to other forward-looking statements.

References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. PolyPid is not responsible for the contents of third-party websites.

Contacts:

PolyPid Ltd.

Ori Warshavsky

COO – US

908-858-5995

IR@Polypid.com

Investors:

Brian Ritchie

LifeSci Advisors

212-915-2578

BRitchie@lifesciadvisors.com